FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 11, 2014

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X             Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces Second Quarter 2014 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at June 30, 2014

Item 1

CELLCOM ISRAEL ANNOUNCES

SECOND QUARTER 2014 RESULTS
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Net income for the second quarter of 2014 totaled NIS 79 million, a 17.9% increase compared with the second quarter of 2013

EBITDA1 for the second quarter of 2014 totaled NIS 314 million2, a 7.4% decrease compared with the second quarter of 2013; excluding one-time effects EBITDA totaled NIS 331 million, a 2.4% decrease compared with the second quarter of 2013

Free cash flow1 for the second quarter of 2014 totaled NIS 361 million, a 4.6% increase compared with the second quarter of 2013

The Company completed a retirement plan in which approximately 380 employees have retired with a one-time cost of approximately NIS 39 million. The savings in payroll expenses will be seen as early as the third quarter this year

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Second Quarter 2014 Highlights (compared to second quarter of 2013):

▪	Free cash flow increased by 4.6% to NIS 361 million ($105 million)

▪	Total Revenues decreased 6.3% to NIS 1,158 million ($337 million)

▪	Service revenues decreased 8.6% to NIS 923 million ($268 million)

▪	Equipment revenues increased by 4% to NIS 235 million ($68 million)

▪	EBITDA decreased 7.4% to NIS 314 million ($91 million)

▪	EBITDA excluding one-time effects decreased 2.4% to NIS 331 million ($96 million)

▪	EBITDA margin 27.1%, down from 27.4%

▪	EBITDA margin excluding one-time effects 28.6%, up from 27.4%

▪	Operating income decreased 7.7% to NIS 156 million ($45 million)

▪	Operating income excluding one-time effects increased 2.4% to NIS 173 million ($50 million)

▪	Net income increased by 17.9% to NIS 79 million ($23 million)

▪	Cellular subscriber base totaled approx. 3.029 million subscribers (at the end of June 2014)

1	Please see "Use of Non-IFRS financial measures" section in this press release.
2
The results for the second quarter of 2014 include two one-time effects, the first is in Cost of revenues and the second is in Other expenses. For details regarding the one-time effects see "Cost of revenues" and "Other expenses" in this press release.

Netanya, Israel – August 11, 2014 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the second quarter of 2014. Revenues for the second quarter of 2014 totaled NIS 1,158 million ($337 million); EBITDA for the second quarter of 2014 totaled NIS 314 million2 ($91 million), or 27.1%2 of total revenues; and net income for the second quarter of 2014 totaled NIS 79 million ($23 million). Basic earnings per share for the second quarter of 2014 totaled NIS 0.79 ($0.23).

Commenting on the results, Nir Sztern, the Company's Chief Executive Officer, said: "The Company continues to present good results, reflected in maintaining an EBITDA similar to the previous quarter after eliminating one-time effects. This quarter was also characterized by focusing on increasing equipment sales, including tablets, and the Company presents a 15.8% increase in equipment revenues compared with the previous quarter.

As compared with the second quarter of last year, the Company continues to present an improvement in net income and in profitability as a percent of revenues resulting from a successful implementation of its strategy to strengthen its position as a communications group while focusing on efficiency measures.

As part of the efficiency measures this quarter, we launched, together with the employees representing labor union, a voluntary retirement plan for employees, in which approximately 380 employees have retired. The Group recorded a one-time expense in the amount of NIS 39 million for the cost of this plan. The savings in payroll expenses will be seen as early as the third quarter this year".

Additionally, Nir Sztern said: "I'm proud that Cellcom Israel was chosen as the leading cellular brand in Israel, for the fourth consecutive year. This testifies again of our brand's strength in challenging market conditions and fortifies us in continuing our successful marketing activity, carried out in the past year.

We are very pleased with the launch of the 4G network. Our LTE network is already operating in wide areas with hundreds of operational sites as part of the current operation approval provided by the Ministry of Communications and allows our customers a taste of the next generation surfing experience. Additionally, we continue with a fast deployment of our 4.5G network supporting LTE Advanced technology, which will provide Cellcom Israel's customers internet surfing with a very high speed, subject to receiving additional frequencies and regulatory approvals.

Along with the current operations, we are in the middle of extensive preparations towards the launch of television services over the internet, an alternative for the traditional television services through cable or satellite. The Company has entered agreements for the procurement of equipment, content and ancillary services and is making preparations in the areas of customer service, sales and operating towards this launch".

Shlomi Fruhling, Chief Financial Officer, commented: "This quarter, the Group presents a level of operating profitability similar to the second quarter of last year as a result of an increase in equipment sales, efficiency measures and cost cutting, as EBITDA after elimination of one-time effects totaled NIS 331 million this quarter, compared with EBITDA of NIS 339 million in the second quarter of last year. This result was achieved despite the continued price erosion in the communications market and the decrease in the Group's service revenues. The Company expects the price erosion and decrease in service revenues to continue in the coming quarters and to adversely affect its results.

In the second quarter this year, we continued generating high free cash flow totaling NIS 361 million, a 4.6% increase as compared with the second quarter of 2013. The increase in free cash flow resulted mainly from a decrease in payments for payroll and other operating expenses as a result of efficiency measures implemented by the Group and a decrease in payments for capital expenditures, which were partially offset by a decrease in proceeds from customers following the decrease in revenues. We continue to significantly strengthen the Company's balance sheet, as during the first half of 2014 we reduced our net debt by approximately NIS 575 million, to a level of NIS 3.27 billion.

Starting the third quarter this year, we expect a temporary but substantial decrease in our revenues from national roaming services, until the approval of our network sharing agreements with Golan, if and when such agreements will be approved by the regulators. If such sharing agreements are approved, the Company's revenues from national roaming services are expected to be at annual levels similar to those in 2013 and 2014 for the duration of the agreements term. At the same time, we continue our efforts to advance sharing of passive network elements, in order to achieve additional savings in the network operating costs.

After the end of the reporting period, the Company completed a successful issuance of two new series of debentures in Israel in an aggregate amount of approximately NIS 329 million with an average duration of approximately 6.7 years. One series is linked to the Israeli CPI with an annual interest rate of 1.98%, and the second series is not linked with a fixed annual rate of 4.14%. This successful issuance constitutes a vote of confidence of the Israeli institutional investors and the debt holders from among the public, in the Company.

The Company’s Board of Directors decided not to distribute a dividend for the second quarter of 2014, given the continued intensified competition in the market and its adverse effect on the Company's revenues and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs".

Main Consolidated Financial Results:

	Q2/2014	Q2/2013	% Change	Q2/2014	Q2/2013
	NIS million			US$ million (convenience translation)
Total revenues	1,158	1,236	(6.3%)	336.8	359.5
Operating Income3	156	169	(7.7%)	45.4	49.2
Net Income	79	67	17.9%	23.0	19.5
Free cash flow	361	345	4.6%	105.0	100.3
EBITDA3	314	339	(7.4%)	91.3	98.6
EBITDA, as percent of total revenues3	27.1%	27.4%	(1.1%)

Main Financial Data by Operating Segments:

	Cellcom Israel (*)	Netvision (**)	Consolidation adjustments (***)	Consolidated results
	Q2/2014
	NIS million
Total revenues	949	234	(25)	1,158
Service revenues	728	220	(25)	923
Equipment revenues	221	14	-	235
Operating Income3	100	69	(13)	156
EBITDA3	224	90	-	314
EBITDA, as percent of total revenues3	23.6%	38.5%	-	27.1%

(*)	Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

(**)	Netvision Ltd. and its subsidiaries.

(***)	Include elimination of inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	Q2/2014	Q2/2013	Change (%)
Cellular subscribers at the end of period (in thousands)	3,029	3,151	(3.9%)
Churn Rate for cellular subscribers (in %)	11.1%	9.0%	23.3%
Monthly cellular ARPU (in NIS)	75.4	79.7	(5.4%)

 3 The results for the second quarter of 2014 include two one-time effects, the first is in Cost of revenues and the second is in Other expenses. EBITDA for the second quarter of 2014 excluding these one-time effects totaled NIS 331 million, a 2.4% decrease compared with the second quarter of 2013 and EBITDA margin totaled 28.6%. Operating income for the second quarter of 2014 excluding these one-time effects totaled NIS 173 million, a 2.4% increase compared with the second quarter of 2013. For details regarding the one-time effects see "Cost of revenues" and "Other expenses" in this press release.

Financial Review

Revenues for the second quarter of 2014 decreased 6.3% totaling NIS 1,158 million ($337 million), compared to NIS 1,236 million ($360 million) in the second quarter last year. The decrease in revenues is attributed to an 8.6% decrease in service revenues, which totaled NIS 923 million ($268 million) in the second quarter of 2014 as compared to NIS 1,010 million ($294 million) in the second quarter last year. This decrease was partially offset by a 4% increase in equipment revenues, which totaled NIS 235 million ($68 million) in the second quarter of 2014 as compared to NIS 226 million ($66 million) in the second quarter of 2013. Netvision's contribution to revenues for the second quarter of 2014 totaled NIS 209 million ($61 million) (excluding inter-company revenues) compared to NIS 233 million ($68 million) in the second quarter of 2013.

The decrease in second quarter 2014 service revenues resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services as a result of the intensified competition in the cellular market. The decrease in service revenues also resulted from a decrease in revenues from internet services, long distance calls and extended warranty services due to intensified competition, which was partially offset by an increase in revenues from hosting operators on the Company's communications network. Netvision's contribution to service revenues for the second quarter of 2014 totaled NIS 195 million ($57 million) (excluding inter-company revenues) compared to NIS 220 million ($64 million) in the second quarter of 2013.

The increase in second quarter 2014 equipment revenues resulted mainly from an approximately 11% increase in the number of smartphones sold during the second quarter of 2014 as compared with the second quarter of 2013. Netvision's contribution to equipment revenues for the second quarter of 2014 totaled NIS 14 million ($4 million), compared to NIS 13 million ($4 million) in the second quarter of 2013.

Cost of revenues for the second quarter of 2014 totaled NIS 671 million ($195 million), compared to NIS 749 million ($218 million) in the second quarter of 2013, a 10.4% decrease. This decrease resulted from a decrease in interconnect expenses, mainly due to a reduction in the interconnect tariffs and decreased usage, a decrease in payroll expenses and other expenses due to the efficiency measures implemented by the Company, as well as a one-time cancelation of a provision for communication cables expenses in the amount of NIS 22 million ($6 million) in the second quarter of 2014.

Gross profit for the second quarter of 2014 totaled NIS 487 million ($142 million) similar to the second quarter of 2013. Gross profit margin for the second quarter of 2014 amounted to 42.1%, up from 39.4% in the second quarter of 2013.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the second quarter of 2014 decreased 9.9% to NIS 290 million ($85 million), compared to NIS 322 million ($94 million) in the second quarter of 2013. This decrease is primarily the result of the efficiency measures implemented by the Company, which led to a decrease in payroll expenses, rent and other expenses. The decrease in SG&A expenses also resulted from a decrease in depreciation and amortization expenses, advertising expenses and doubtful accounts expenses.

Other expenses for the second quarter of 2014 totaled NIS 41 million ($12 million), compared with other income of NIS 4 million ($1 million) in the second quarter of 2013. Other expenses for the second quarter of 2014 primarily include a one-time expense for an employee retirement plan in the amount of approximately NIS 39 million ($11 million).

Operating income for the second quarter of 2014 decreased 7.7% to NIS 156 million ($45 million) from NIS 169 million ($49 million) in the second quarter of 2013. Operating income for the second quarter of 2014 was affected by a one-time expense for employee retirement plan in the amount of approximately NIS 39 million ($11 million), and on the other hand by a one-time cancelation of a provision for communication cables expenses in the amount of NIS 22 million ($6 million). Excluding these one-time effects, operating income for the second quarter of 2014 totaled NIS 173 million ($50 million), a 2.4% increase compared with the second quarter of 2013.

EBITDA for the second quarter of 2014 decreased 7.4% totaling NIS 314 million ($91 million), compared to NIS 339 million ($99 million) in the second quarter of 2013. EBITDA for the second quarter 2014, as a percent of second quarter revenues, totaled 27.1%, down from 27.4% in the second quarter of 2013. Excluding the one-time effects described above, EBITDA for the second quarter of 2014 totaled NIS 331 million ($96 million), a 2.4% decrease compared with the second quarter of 2013. EBITDA for the second quarter 2014, as a percent of second quarter revenues, excluding the one-time effects totaled 28.6%, up from 27.4% in the second quarter of 2013. Netvision's contribution to the EBITDA for the second quarter of 2014 totaled NIS 90 million ($26 million), compared to NIS 68 million ($20 million) in the second quarter of 2013, a 32.4% increase. Netvision's contribution to EBITDA for the second quarter of 2014 excluding the one-time effects described above totaled NIS 73 million ($21 million), a 7.4% increase compared with the second quarter of 2013.

Financing expenses, net for the second quarter of 2014 decreased 17.9% and totaled NIS 64 million ($18 million), compared to NIS 78 million ($23 million) in the second quarter of 2013. The decrease resulted mainly from a decrease in interest expenses, associated with the Company's debentures, due to a decrease of approximately NIS 1.1 billion ($0.3 billion) in the Company's debt level, and a decrease in Israeli Consumer Price Index (CPI) linkage expenses, associated with the Company's debentures, due to a lower inflation rate in the second quarter of 2014 compared with the second quarter of 2013, and due to a reduction in the Company's debt level.

Taxes on income for the second quarter of 2014 totaled NIS 13 million ($4 million), compared to NIS 24 million ($7 million) in the second quarter of 2013. The decrease is mainly attributed to a tax income in respect of previous years.

Net Income for the second quarter of 2014 totaled NIS 79 million ($23 million), compared to NIS 67 million ($19 million) in the second quarter of 2013, a 17.9% increase. This increase is the result of a reduction in operating expenses, mainly due to the efficiency measures implemented by the Company, the one-time cancelation of the provision for communication cables expenses, a decrease in financing expenses, net, as well as the decrease in taxes on income. The increase in net income was offset in part by the erosion in service revenues resulting from the continued intensified competition in the cellular and landline communications market, as well as the one-time expense for the employee retirement plan.

Basic earnings per share for the second quarter of 2014 totaled NIS 0.79 ($0.23), compared to NIS 0.67 ($0.19) in the second quarter of last year.

Operating Review (data refers to cellular subscribers only)

Cellular subscriber base – at the end of June 2014 the Company had approximately 3.029 million cellular subscribers. During the second quarter of 2014 the Company's cellular subscriber base decreased by approximately 20,000 net cellular subscribers, all of them pre-paid subscribers.

Cellular Churn Rate for the second quarter of 2014 totaled 11.1%, compared to 9.0% in the second quarter of 2013. The cellular churn rate was primarily affected by the intensified competition in the cellular market.

The monthly cellular Average Revenue per User ("ARPU") for the second quarter of 2014 totaled NIS 75.4 ($21.9), compared to NIS 79.7 ($23.2) in the second quarter of 2013. The decrease in ARPU resulted, among others, from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market.

Financing and Investment Review

Cash Flow

Free cash flow for the second quarter of 2014, increased by 4.6% to NIS 361 million ($105 million), compared to NIS 345 million ($100 million) in the second quarter of 2013. The increase in free cash flow was mainly due to a decrease in payroll and other operating expenses mainly due to the efficiency measures implemented by the Company, and a decrease in payments for capital expenditure. These decreases were partially offset by a decrease in proceeds from customers due to the decrease in revenues in the second quarter of 2014 compared with the second quarter of 2013, resulting from the intensified competition in the cellular market.

Total Equity

Total Equity as of June 30, 2014 amounted to NIS 928 million ($270 million), primarily consisting of accumulated undistributed retained earnings of the Company.

Investment in Fixed Assets and Intangible Assets

During the second quarter of 2014, the Company invested NIS 104 million ($30 million) in fixed assets and intangible assets (including, among others, rights of use of communication lines and investments in information systems and software), compared to NIS 83 million ($24 million) in the second quarter of 2013. This increase is mainly attributed to investment in the 4G network (LTE) during the second quarter of 2014.

Dividend

On August 10, 2014, the Company's board of directors decided not to declare a cash dividend for the second quarter of 2014. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's revenues, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2013 on Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of June 30, 2014, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the second quarter of 2014 and subsequent to the end of the reporting period

4 Generation Network and Network Sharing

Subsequent to the previously reported network sharing policy published by the Ministry of Communications ("MOC"), in May 2014 the Company entered a new 4G network sharing agreement with Golan Telecom Ltd. or Golan, after concluding that the previous 4G network sharing agreement with Pelephone Communications Ltd., or Pelephone, and Golan does not meet the policy principles and therefore would not be approved by the MOC.

In July 2014, the Israeli Ministry of Communications or MOC published a tender for 1800MHz frequencies, for 4G technologies (such as LTE, LTE Advanced). The tender documents include a draft license amendment which sets certain specific requirements for the approval of such network sharing. The Company is in the process of adjusting and amending network sharing agreements with Golan, in light of these requirements, including to the 4G network sharing agreement with Golan, among others, in order to increase Golan's economic stake in the shared network.

The draft of the license amendment further sets coverage and quality requirements for the 4G network. In addition, in July 2014, the Israeli Ministry of Communications published a hearing regarding 2G and 3G networks' coverage and quality requirements as well. The requirements proposed are more severe than the existing requirements. The Company is studying the requirements proposed and at this time cannot evaluate the extent of its effects on the Company, if adopted as proposed. The Company intends to object to the requirements proposed, which the Company believes to be unreasonable and unnecessary.

Participation in the tender is open for all current Mobile Network Operators and Mobile Virtual Network Operators as well as other entities meeting certain conditions. The bands will be awarded to the highest bids with a minimal bid of NIS 10 million for each of the 8 available 5MHZ frequency bands. New and small operators may receive up to 50% discount, 10% discount for each 1% addition to their market share, obtained over the next 5 years. The tender conditions limit the number of bands for each operator and for a 4G shared radio network and further limits the number of bands the Company and Partner Communications Ltd. (which are already in possession of 1800MHz frequencies) may purchase.

The Company continues its efforts at sharing of passive elements of cell sites for existing networks, and expects to generate future savings in both operating expenses and capital expenditures related to these passive elements, if and when such sharing is carried out.

In addition, in July 2014, the Company launched its LTE network, after having received the MOC's approval (granted to other cellular operators as well) to use a 5MHZ 1800MHz frequency band (already in the Company's possession) for its 4G network, under certain conditions, even before the completion of the above mentioned 4G frequencies tender. The Company continues the rapid deployment of the network in order to achieve a wide and high quality deployment by the end of the year.

For additional details see the Company's most recent annual report for the year ended December 31, 2013 on Form 20-F, filed on March 6, 2014, or the Company's 2013 annual report, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business", " – We may not be able to obtain permits to construct and operate cell sites", "- We may be adversely affected by significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business" and "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Technology" and "-Network and Cell Sites Sharing Agreements", and" – Permits for cell sites construction",  the Company's immediate report regarding the Company's results for the first quarter of 2014 on Form 6-K dated May 14, 2014 under "Other developments during the first quarter of 2014 and subsequent to the end of the reporting period - 4 Generation Network" and "- Network Sharing Agreements" and the company's immediate reports on form 6-K dated May 19, 2014, May 27, 2014 and July 2, 2014.

TV Over Internet Services

In June 2014, the Company's Board of Directors resolved that the Company shall enter the field of television over the internet services (known as Over the Top TV, or OTT TV). In preparation of the Company's launch of its OTT TV solution, the Company has entered agreements for the procurement of equipment and content and ancillary services. Entering a new and penetrated market will require substantial investment and additional operating expenses.

For additional details see the Company's 2013 annual report under "Item 3. Key Information – D. Risk Factors – Our investment in new businesses involves many risks".

Changes in Management

Vice President of TV and Content- In August 2014, the Company's board of directors has nominated Mr. Yaniv Gruenwald as the Company's Vice President of TV and content, effective August 10, 2014.

Mr. Gruenwald has served as Vice President of television and content of Netvision since 2012 and as chief technology officer of Netvision from 2010 to 2011. From 2008 to 2010 he served as a CTO of wire-line & broadband division of Partner Communications Ltd., and from 2005 to 2008 he served as Partner's director of product development. Mr. Gruenwald Holds a B.A in business administration from the Peres Academic Center and is currently studying in the Executive MBA program at the Tel-Aviv University.

Debt raising

In July 2014, the Company issued two new series of debentures. The first, H debentures in a principal amount of approximately NIS 106 million at an interest rate of 1.98% per annum, linked to the Israeli Consumer Price Index, and the second, I debentures in a principal amount of approximately NIS 223 million, at an interest rate of 4.14% per annum, without linkage. Both series was sold at par value (NIS 1,000 per unit).

The debentures (rated ilA+/Stable) were issued in a public offering in Israel based on the Company's Israeli shelf prospectus and indenture, published in June 2014 and were listed for trading on the Tel Aviv Stock Exchange.

The total net consideration received by the Company was approximately NIS 326 million.

The indenture of the new series of debentures, or the New Indenture, provides for additional undertakings the Company undertook in regard to such new series, in addition to those previously undertaken by the Company in its Series F and G indenture, or the Existing Indenture, including: (1) in addition to being an event of default in its existing indenture, meeting the financial covenants previously undertaken by the Company (a maximum net leverage ratio (net debt to EBITDA ratio) in excess of 5.0:1, or in excess of 4.5:1 for four consecutive quarters) would be a condition for dividend distribution; and (2) meeting such financial covenants would also be a condition for the issuance of additional debentures of each of the two new series.

The New Indenture contains substantially similar events of default to those found in the Existing Indenture, with the exception of certain new events of default that do not appear in the Existing Indenture as well as certain modifications to the events of default that are found in the Existing Indenture, including: (1) breach of the above limitation on dividend distributions; (2) the minimum amount required for triggering a cross default shall not apply to a cross default triggered by another series of debentures; (3) the existence of a real concern that the Company shall not meet its material undertakings towards the debenture holders; (4) the inclusion in the Company's financial statements during a period of two consecutive quarters of a note regarding the existence of significant doubt as to the Company's ability to continue as a going concern; and (5) breach of the Company's undertakings regarding the issuance of additional debentures.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include financing its operating and investment activity, refinancing of outstanding debt under its debentures, and dividend distributions, subject to certain restrictions that apply to dividend distributions made by the Company and to the decisions of the Company’s board of directors from time to time.

The offering described in this press release, was made in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

For additional details of the Company's public debentures see the Company's 2013 annual report under "Item 5. Liquidity and Capital Resources – Debt Service"; for details of the Company's Israeli shelf prospectus and debt raising see the Company's immediate reports on Form 6-K dated June 23, 2014, July 7, 2014 and July 8, 2014; for details of the Company's dividend policy see the Company's 2013 annual report under “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy” and the Company's immediate report on Form 6-K dated June 23, 2014.

The law for the promotion of competition and the mitigation of concentration

In August 2014, following the previously reported Israeli law for the promotion of competition and the mitigation of concentration, Discount Investment Corporation Ltd., or DIC, (the Company's  controlling shareholder) and IDB Development Corporation Ltd, or IDB Development, (DIC's controlling shareholder), announced they are reviewing ways to deal with the two layer limitation on the total number of reporting corporations (layers) in a pyramidal structure, as of December 2019, in order to allow DIC and IDB Development continued control in "third layer companies" and on. This, including by turning either DIC or IDB Development into a private non-reporting company (which is not considered a "layer" according to such law) or by a merger of IDB Development and DIC. The Company is presently a "third layer company" in the IDB group. DIC and IDB Development clarified in their reports that this issue is under review only, that no concrete decisions have been made, that there is no certainty that any of the structural changes will be affected and that the implementation of any such change may take several years.

For additional details see the Company's 2013 annual report under "Item 3. Key Information – D. Risk Factors - Risks Relating to Our Ordinary Shares - Legislation in Israel affecting corporate conglomerates, could adversely affect us".

Conference Call Details

The Company will be hosting a conference call on Monday, August 11, 2014 at 9:00 am EST, 06:00 am PST, 14:00 GMT, 16:00 Israel time. On the call, management will review and discuss the results for the second quarter of 2014, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 744 5399             UK Dial-in Number: 0 800 051 8913

Israel Dial-in Number: 03 918 0664              International Dial-in Number:  +972 3 918 0664

at: 9:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.029 million subscribers (as at June 30, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates a 4 Generation LTE network (currently partially deployed) and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2013.
Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.438 = US$ 1 as published by the Bank of Israel for June 30, 2014.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding one-time expense related to employee retirement plan); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation for Non-IFRS Measures" below.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation for Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations in partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
	June 30,	June 30,	June 30,	December 31,
	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	1,185	1,083	315	1,057
Current investments, including derivatives	500	520	151	513
Trade receivables	1,837	1,541	448	1,731
Other receivables	96	132	38	63
Inventory	100	88	26	84

Total current assets	3,718	3,364	978	3,448

Trade and other receivables	999	784	228	854
Property, plant and equipment, net	1,969	1,796	522	1,865
Intangible assets, net	1,452	1,339	390	1,390
Deferred tax assets	28	22	7	22

Total non- current assets	4,448	3,941	1,147	4,131

Total assets	8,166	7,305	2,125	7,579

Liabilities
Current maturities of debentures and long term loans and short term credit	1,091	1,093	318	1,100
Trade payables and accrued expenses	657	630	183	582
Current tax liabilities	75	86	25	99
Provisions	177	170	50	187
Other payables, including derivatives	466	420	122	398

Total current liabilities	2,466	2,399	698	2,366

Long-term loans from banks	10	-	-	5
Debentures	4,865	3,791	1,103	4,332
Provisions	20	21	6	21
Other long-term liabilities	13	15	4	10
Liability for employee rights upon retirement, net	16	12	4	13
Deferred tax liabilities	140	139	40	122

Total non- current liabilities	5,064	3,978	1,157	4,503

Total liabilities	7,530	6,377	1,855	6,869

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(16)	(6)	(2)	(13)
Retained earnings	648	920	268	719

Non-controlling interest	3	13	4	3

Total equity	636	928	270	710

Total liabilities and equity	8,166	7,305	2,125	7,579

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

			Convenience translation			Convenience translation
	For the six months ended June 30,		into US dollar For the six months ended June 30,	For the three months ended June 30,		into US dollar For the three months ended June 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	2,494	2,288	665	1,236	1,158	337	4,927
Cost of revenues	(1,533)	(1,335)	(388)	(749)	(671)	(195)	(2,990)

Gross profit	961	953	277	487	487	142	1,937

Selling and marketing expenses	(356)	(334)	(97)	(175)	(170)	(50)	(717)
General and administrative expenses	(300)	(238)	(69)	(147)	(120)	(35)	(570)
Other income (expenses), net	3	(40)	(12)	4	(41)	(12)	1

Operating profit	308	341	99	169	156	45	651

Financing income	83	63	19	42	31	9	156
Financing expenses	(207)	(154)	(45)	(120)	(95)	(27)	(402)
Financing expenses, net	(124)	(91)	(26)	(78)	(64)	(18)	(246)

Profit before taxes on income	184	250	73	91	92	27	405

Taxes on income	(50)	(57)	(17)	(24)	(13)	(4)	(117)
Profit for the period	134	193	56	67	79	23	288
Attributable to:
Owners of the Company	133	193	56	66	79	23	287
Non-controlling interests	1	-	-	1	-	-	1
Profit for the period	134	193	56	67	79	23	288

Earnings per share
Basic earnings per share (in NIS)	1.34	1.94	0.56	0.67	0.79	0.23	2.89

Diluted earnings per share (in NIS)	1.33	1.91	0.56	0.66	0.78	0.23	2.86

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
	For the six months ended June 30,		into US dollar For the six months ended June 30,	For the three months ended June 30,		into US dollar For the three months ended June 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	134	193	56	67	79	23	288
Adjustments for:
Depreciation and amortization	342	310	90	171	155	45	676
Share based payment	6	2	-	3	1	-	9
Loss on sale of property, plant and equipment	1	2	-	-	2	-	2
Income tax expense	50	57	17	24	13	4	117
Financing expenses, net	124	91	26	78	64	18	246
Other income	(3)	-	-	(3)	-	-	(3)

Changes in operating assets and liabilities:
Change in inventory	11	(4)	(1)	18	(5)	(1)	27
Change in trade receivables (including long-term amounts)	274	295	86	124	123	36	576
Change in other receivables (including long-term amounts)	(48)	(83)	(24)	(28)	(14)	(4)	(34)
Changes in trade payables, accrued expenses and provisions	(103)	26	8	9	(19)	(6)	(185)
Change in other liabilities (including long-term amounts)	(7)	66	19	4	68	20	(33)
Payments for derivative hedging contracts, net	(6)	(6)	(1)	(5)	(1)	-	(17)
Income tax paid	(61)	(55)	(16)	(26)	(25)	(7)	(119)
Income tax received	6	-	-	6	-	-	6
Net cash from operating activities	720	894	260	442	441	128	1,556

Cash flows from investing activities
Acquisition of property, plant, and equipment	(171)	(127)	(37)	(83)	(63)	(18)	(275)
Acquisition of intangible assets	(48)	(44)	(13)	(22)	(19)	(6)	(90)
Change in current investments, net	(10)	(14)	(4)	(6)	88	26	(16)
Payments for other derivative contracts, net	(5)	(2)	-	(2)	(1)	-	(10)
Proceeds from sale of property, plant and equipment	10	3	1	5	-	-	17
Interest received	19	17	5	8	5	1	29
Dividend received	1	-	-	1	-	-	1
Net cash from (used in) investing activities	(204)	(167)	(48)	(99)	10	3	(344)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
	For the six months ended June 30,		into US dollar For the six months ended June 30,	For the three months ended June 30,		into US dollar For the three months ended June 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(4)	(14)	(4)	(4)	(13)	(4)	(8)
Repayment of long term loans from banks	-	(11)	(3)	-	-	-	(6)
Repayment of debentures	(561)	(523)	(152)	-	-	-	(1,124)
Dividend paid	-	(4)	(1)	-	-	-	(81)
Interest paid	(180)	(149)	(44)	-	-	-	(350)

Net cash used in financing activities	(745)	(701)	(204)	(4)	(13)	(4)	(1,569)

Changes in cash and cash equivalents	(229)	26	8	339	438	127	(357)

Cash and cash equivalents as at the beginning of the period	1,414	1,057	307	846	645	188	1,414

Cash and cash equivalents as at the end of the period	1,185	1,083	315	1,185	1,083	315	1,057

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended June 30,			Year ended December 31,
	2013 NIS millions	2014 NIS millions	Convenience translation into US dollar 2014 US$ millions	2013 NIS millions
Profit for the period	67	79	23	288
Taxes on income	24	13	4	117
Financing income	(42)	(31)	(9)	(156)
Financing expenses	120	95	27	402
Other expenses (income) (*)	(4)	2	1	(1)
Depreciation and amortization	171	155	45	676
Share based payments	3	1	-	9
EBITDA	339	314	91	1,335

(*)	Other expenses for the second quarter of 2014 exclude a one-time expense for an employee retirement plan in the amount of approximately NIS 39 million ($11 million).

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended June 30,			Year ended December 31,
	2013 NIS millions	2014 NIS millions	Convenience translation into US dollar 2014 US$ millions	2013 NIS millions
Cash flows from operating activities	442	441	128	1,556
Cash flows from investing activities	(99)	10	3	(344)
Short-term Investment in (sale of) tradable debentures and deposits (*)	2	(90)	(26)	(2)
Free cash flow	345	361	105	1,210

(*) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators (unaudited)

NIS millions unless otherwise stated	Q2-2012	Q3-2012	Q4-2012	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	FY-2012	FY-2013

Cellcom service revenues	942	902	828	758	790	789	774	728	728	3,617	3,112
Netvision service revenues	258	276	260	254	246	251	229	223	220	1,052	979

Cellcom equipment revenues	297	285	310	256	213	205	208	188	221	1,274	882
Netvision equipment revenues	19	15	31	17	13	6	24	15	14	82	60

Consolidation adjustments	(18)	(30)	(22)	(27)	(26)	(27)	(26)	(24)	(25)	(87)	(106)
Total revenues	1,498	1,448	1,407	1,258	1,236	1,224	1,209	1,130	1,158	5,938	4,927

Cellcom EBITDA	399	355	306	251	271	286	258	265	224	1,470	1,066
Netvision EBITDA	75	75	68	63	68	61	77	75	90	283	269
Total EBITDA	474	430	374	314	339	347	335	340	314	1,753	1,335

Operating profit	282	239	189	139	169	173	170	185	156	985	651
Financing expenses, net	117	64	42	46	78	92	30	27	64	259	246
Profit for the period	121	124	113	67	67	52	102	114	79	531	288

Free cash flow	284	414	288	168	345	389	308	366	361	1,130	1,210

Cellular subscribers at the end of period (in 000's)	3,333	3,338	*3,199	3,166	3,151	3,156	**3,092	3,049	3,029	3,199	3,092
Monthly cellular ARPU (in NIS)	90.3	86.7	82.4	75.9	79.7	79.6	78.7	74.7	75.4	87.5	78.5
Churn rate for cellular subscribers (%)	8.1%	8.6%	8.7%	9.4%	9.0%	8.9%	9.9%	11.1%	11.1%	31.5%	36.8%
*   After a removal of approximately 138,000 data applications subscribers (M2M) from the Company's cellular subscriber base following a change to the subscribers counting mechanism.
** After a removal of approximately 64,000 pre-paid subscribers from the Company's cellular subscriber base following a change to the subscribers counting mechanism.

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2014

Aggregation of the information regarding the debenture series issued by the company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.06.2014					As of 10.08.2014		Interest Rate (fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books(2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B(4) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	555.061	668.025	17.072	685.097	730.350	555.061	669.990	5.30%	05/01/13	05/01/17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D(7) **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	1,938.460	2,276.233	117.813	2,394.046	1,863.684	1,453.845	1,712.196	5.19%	01/07/13	01/07/17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E **	06/04/09 30/03/11* 18/08/11*	1,798.962	899.481	899.481	27.108	926.589	986.012	899.481	899.481	6.25%	05/01/12	05/01/17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4)(5)(6)**	20/03/12	714.802	714.802	737.511	16.359	753.870	839.749	714.802	739.680	4.60%	05/01/17	05/01/20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4)(5)(6)	20/03/12	285.198	285.198	285.198	9.612	294.810	327.037	285.198	285.198	6.99%	05/01/17	05/01/19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
H(4)(5) ***	08/07/14	105,962						105.962	106.274	1.98%	05/07/18	05/07/24	January 5 and July 5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty 48 Menachem Begin Rd., Tel Aviv Tel: 03-6374355
I(4)(5) ***	08/07/14	222,667						222.667	222.667	4.14%	05/07/18	05/07/25	January 5 and July 5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty 48 Menachem Begin Rd., Tel Aviv Tel: 03-6374355
Total		6,475.768	4,393.002	4,866.448	187.964	5,054.412	4,746.832	4,237.016	4,635.486

Comments:
(1) In the reporting period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. Debentures F and G financial covenants (also included in the indentures of series H and I debentures issued in July 2014) - as of June 30, 2014  the net leverage (net debt to EBITDA excluding one-time events ratio- see definition in the Company's annual report for the year ended December 31, 2013 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service ") was 2.42 (the net leverage without excluding one-time events was 2.45). In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books and excluding net balance of premium on debentures and deferred issuance expenses. (3) Annual payments, excluding series F, G, H and I debentures in which the payments are semi-annual. (4) Regarding Debenture series B, F G, H and I - the company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding Debenture series F and G - the company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2013 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service"). Such provision was also included in the indentures of series H and I debentures issued in July 2014. (6) Regarding Debenture series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) On July 1, 2014, after the end of the reporting period, the Company repaid a principal payment of approximately NIS 569 million (the ex-date of which was June 19, 2014).

 (*) On these dates additional debentures of the series were issued. The information in the table refers to the full series.
(**) Series B, D, E and F are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.
(***) Series H and I were issued after the end of the reporting period.

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2014 (cont.)

Debentures rating details*
Series	Rating Company	Rating as of 30.06.2014 (1)	Rating as of 10.08.2014	Rating assigned upon issuance of the Series	Recent date of rating as of 10.08.2014	Additional ratings between original issuance and the recent date of rating as of 10.08.2014 (2)
Rating
B	S&P Maalot	A+	A+	AA-	06/2014	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014	AA-,AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	06/2014	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	06/2014	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	06/2014	5/2012, 11/2012, 6/2013, 6/2014	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	06/2014	5/2012, 11/2012, 6/2013, 6/2014	AA,AA-,A+ (2)
H (3)	S&P Maalot		A+	A+	06/2014	6/2014
I (3)	S&P Maalot		A+	A+	06/2014	6/2014

(1)	In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”.

(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated June 20, 2013. In June 2014, S&P Maalot Issued a notice of "ilA+" ranking for new series H and I debentures issued in July 2014.

(3)	Series H and I were issued after the end of the reporting period.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2014

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company,  based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	749,854	298,019	-	-	-	253,818
Second year	749,854	298,019	-	-	-	196,041
Third year	820,966	354,771	-	-	-	138,265
Fourth year	751,733	141,880	-	-	-	73,251
Fifth year and on	426,670	85,128	-	-	-	35,391
Total	3,499,077	1,177,817	-	-	-	696,766

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	749,854	298,019	-	-	-	253,818
Second year	749,854	298,019	-	-	-	196,041
Third year	820,966	354,771	-	-	-	138,265
Fourth year	751,733	141,880	-	-	-	73,251
Fifth year and on	426,670	85,128	-	-	-	35,391
Total	3,499,077	1,177,817	-	-	-	696,766

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS).

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2014 (cont.)

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	1,100	-	-	-	49
Second year	-	-	-	-	-	-
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	1,100	-	-	-	49

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	41,879	1,808	-	-	-	9,803
Second year	41,879	1,808	-	-	-	7,504
Third year	44,518	2,096	-	-	-	5,205
Fourth year	38,578	719	-	-	-	2,764
Fifth year and on	15,837	432	-	-	-	1,123
Total	182,691	6,863	-	-	-	26,399

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None

Item 2

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2014 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at June 30, 2014

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience translation into US dollar
			(Note 2D)
	June 30,	June 30,	June 30,	December 31,
	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	1,185	1,083	315	1,057
Current investments, including derivatives	500	520	151	513
Trade receivables	1,837	1,541	448	1,731
Other receivables	96	132	38	63
Inventory	100	88	26	84

Total current assets	3,718	3,364	978	3,448

Trade and other receivables	999	784	228	854
Property, plant and equipment, net	1,969	1,796	522	1,865
Intangible assets, net	1,452	1,339	390	1,390
Deferred tax assets	28	22	7	22

Total non- current assets	4,448	3,941	1,147	4,131

Total assets	8,166	7,305	2,125	7,579

Liabilities
Current maturities of debentures and long term loans and short term credit	1,091	1,093	318	1,100
Trade payables and accrued expenses	657	630	183	582
Current tax liabilities	75	86	25	99
Provisions	177	170	50	187
Other payables, including derivatives	466	420	122	398

Total current liabilities	2,466	2,399	698	2,366

Long-term loans from banks	10	-	-	5
Debentures	4,865	3,791	1,103	4,332
Provisions	20	21	6	21
Other long-term liabilities	13	15	4	10
Liability for employee rights upon retirement, net	16	12	4	13
Deferred tax liabilities	140	139	40	122

Total non- current liabilities	5,064	3,978	1,157	4,503

Total liabilities	7,530	6,377	1,855	6,869

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(16)	(6)	(2)	(13)
Retained earnings	648	920	268	719

Non-controlling interest	3	13	4	3

Total equity	636	928	270	710

Total liabilities and equity	8,166	7,305	2,125	7,579

Date of approval of the condensed consolidated financial statements: August 10, 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience translation into US dollar			Convenience translation into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	2,494	2,288	665	1,236	1,158	337	4,927
Cost of revenues	(1,533)	(1,335)	(388)	(749)	(671)	(195)	(2,990)

Gross profit	961	953	277	487	487	142	1,937

Selling and marketing expenses	(356)	(334)	(97)	(175)	(170)	(50)	(717)
General and administrative expenses	(300)	(238)	(69)	(147)	(120)	(35)	(570)
Other income (expenses), net	3	(40)	(12)	4	(41)	(12)	1

Operating profit	308	341	99	169	156	45	651

Financing income	83	63	19	42	31	9	156
Financing expenses	(207)	(154)	(45)	(120)	(95)	(27)	(402)
Financing expenses, net	(124)	(91)	(26)	(78)	(64)	(18)	(246)

Profit before taxes on income	184	250	73	91	92	27	405

Taxes on income	(50)	(57)	(17)	(24)	(13)	(4)	(117)
Profit for the period	134	193	56	67	79	23	288
Attributable to:
Owners of the Company	133	193	56	66	79	23	287
Non-controlling interests	1	-	-	1	-	-	1
Profit for the period	134	193	56	67	79	23	288

Earnings per share
Basic earnings per share (in NIS)	1.34	1.94	0.56	0.67	0.79	0.23	2.89

Diluted earnings per share (in NIS)	1.33	1.91	0.56	0.66	0.78	0.23	2.86

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

	For the six months ended June 30,		Convenience translation into US dollar (Note 2D) For the six months ended June 30,	For the three months ended June 30,		Convenience translation into US dollar (Note 2D) For the three months ended June 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	134	193	56	67	79	23	288
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss	5	9	2	4	4	1	14
Changes in fair value of cash flow hedges	(10)	-	-	(2)	-	-	(16)
Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent periods	1	(2)	-	(1)	(1)	-	1
Total other comprehensive income (loss) for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	(4)	7	2	1	3	1	(1)
Other comprehensive income items that will not be transferred to profit or loss
Actuarial losses on defined benefit plan	-	-	-	-	-	-	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	(1)
Total other comprehensive income (loss) for the period, net of tax	(4)	7	2	1	3	1	(2)
Total comprehensive income for the period	130	200	58	68	82	24	286
Total comprehensive income attributable to:
Owners of the Company	129	200	58	67	82	24	285
Non-controlling interests	1	-	-	1	-	-	1
Total comprehensive income for the period	130	200	58	68	82	24	286

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the six months ended June 30, 2014 (Unaudited)

Balance as of January 1, 2014
(Audited)	1	(13)	719	707	3	710	206
Comprehensive income for the period
Profit for the period	-	-	193	193	-	193	56
Other comprehensive income for the period, net of tax
Net changes in fair value of cash flow hedges	-	7	-	7	-	7	2
Transactions with owners, recognized directly in equity
Share based payments	-	-	2	2	-	2	1
Expiration of put option over non-controlling interests in a consolidated company	-	-	6	6	10	16	5
Balance as of June 30, 2014 (Unaudited)	1	(6)	920	915	13	928	270

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the six months ended June 30, 2013 (Unaudited)

Balance as of January 1, 2013
(Audited)	1	(12)	509	498	2	500	145
Comprehensive income for the period
Profit for the period	-	-	133	133	1	134	39
Other comprehensive loss for the period, net of tax
Net changes in fair value of cash flow hedges	-	(4)	-	(4)	-	(4)	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	6	6	-	6	2
Balance as of June 30, 2013 (Unaudited)	1	(16)	648	633	3	636	185

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended June 30, 2014 (Unaudited)

Balance as of April 1, 2014
(Unaudited)	1	(9)	834	826	3	829	241
Comprehensive income for the period
Profit for the period	-	-	79	79	-	79	23
Other comprehensive income for the period, net of tax
Net changes in fair value of cash flow hedges	-	3	-	3	-	3	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Expiration of put option over non-controlling interests in a consolidated company	-	-	6	6	10	16	5
Balance as of June 30, 2014 (Unaudited)	1	(6)	920	915	13	928	270

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended June 30, 2013 (Unaudited)

Balance as of April 1, 2013
(Unaudited)	1	(17)	579	563	2	565	164
Comprehensive income for the period
Profit for the period	-	-	66	66	1	67	20
Other comprehensive income for the period, net of tax
Net changes in fair value of cash flow hedges	-	1	-	1	-	1	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Balance as of June 30, 2013 (Unaudited)	1	(16)	648	633	3	636	185

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2013 (Audited)

Balance as of January 1, 2013
(Audited)	1	(12)	509	498	2	500	145
Comprehensive income for the year
Profit for the year	-	-	287	287	1	288	84
Other comprehensive loss for the year, net of tax
Net changes in fair value of cash flow hedges	-	(1)	-	(1)	-	(1)	-
Actuarial losses on defined benefit plan	-	-	(1)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	9	9	-	9	3
Dividend paid in cash	-	-	(85)	(85)	-	(85)	(25)
Balance as of December 31, 2013 (Audited)	1	(13)	719	707	3	710	207

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar (Note 2D)			into US dollar (Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	134	193	56	67	79	23	288
Adjustments for:
Depreciation and amortization	342	310	90	171	155	45	676
Share based payment	6	2	-	3	1	-	9
Loss on sale of property, plant and equipment	1	2	-	-	2	-	2
Income tax expense	50	57	17	24	13	4	117
Financing expenses, net	124	91	26	78	64	18	246
Other income	(3)	-	-	(3)	-	-	(3)

Changes in operating assets and liabilities:
Change in inventory	11	(4)	(1)	18	(5)	(1)	27
Change in trade receivables (including long-term amounts)	274	295	86	124	123	36	576
Change in other receivables (including long-term amounts)	(48)	(83)	(24)	(28)	(14)	(4)	(34)
Changes in trade payables, accrued expenses and provisions	(103)	26	8	9	(19)	(6)	(185)
Change in other liabilities (including long-term amounts)	(7)	66	19	4	68	20	(33)
Payments for derivative hedging contracts, net	(6)	(6)	(1)	(5)	(1)	-	(17)
Income tax paid	(61)	(55)	(16)	(26)	(25)	(7)	(119)
Income tax received	6	-	-	6	-	-	6
Net cash from operating activities	720	894	260	442	441	128	1,556

Cash flows from investing activities
Acquisition of property, plant, and equipment	(171)	(127)	(37)	(83)	(63)	(18)	(275)
Acquisition of intangible assets	(48)	(44)	(13)	(22)	(19)	(6)	(90)
Change in current investments, net	(10)	(14)	(4)	(6)	88	26	(16)
Payments for other derivative contracts, net	(5)	(2)	-	(2)	(1)	-	(10)
Proceeds from sale of property, plant and equipment	10	3	1	5	-	-	17
Interest received	19	17	5	8	5	1	29
Dividend received	1	-	-	1	-	-	1
Net cash from (used in) investing activities	(204)	(167)	(48)	(99)	10	3	(344)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar (Note 2D)			into US dollar (Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(4)	(14)	(4)	(4)	(13)	(4)	(8)
Repayment of long term loans from banks	-	(11)	(3)	-	-	-	(6)
Repayment of debentures	(561)	(523)	(152)	-	-	-	(1,124)
Dividend paid	-	(4)	(1)	-	-	-	(81)
Interest paid	(180)	(149)	(44)	-	-	-	(350)

Net cash used in financing activities	(745)	(701)	(204)	(4)	(13)	(4)	(1,569)

Changes in cash and cash equivalents	(229)	26	8	339	438	127	(357)

Cash and cash equivalents as at the beginning of the period	1,414	1,057	307	846	645	188	1,414

Cash and cash equivalents as at the end of the period	1,185	1,083	315	1,185	1,083	315	1,057

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at June 30, 2014, comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet connectivity services (ISP) and international calls services. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC").

In May 2014, the creditors' arrangement for IDB Holding Corporation Ltd. was completed and the control in IDB Development Corporation Ltd. (DIC's parent company) was transferred to two companies, one controlled by Mr. Eduardo Elsztain and one by Mr. Mordechay Ben-Moshe. As a result, the indirect control in the Company was transferred to such entities.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2013 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 10, 2014.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, financial instruments that are measured at fair value through OCI, inventory that is measured at the lower of cost or net realizable value, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

The value of non-monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of June 30, 2014, and for the six and three month periods then ended, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2014 (NIS 3.438 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances and reasonable assumptions according to the pertinent circumstances of each estimate.

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of June 30, 2014	3.438	223.14
As of June 30, 2013	3.618	220.95
As of December 31, 2013	3.471	223.58

Increase (decrease) during the period:

Six months ended June 30, 2014	(0.95%)	(0.20%)
Six months ended June 30, 2013	(3.08%)	0.71%
Three months ended June 30, 2014	(1.41%)	0.49%
Three months ended June 30, 2013	(0.82%)	0.70%
Year ended December 31, 2013	(7.02%)	1.91%

*According to 1993 base index.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the changes made in the accounting policies used in the condensed consolidated interim financial statement and their effect:

A.	Application of a new amendment for the first time

As from January 1, 2014, the Group applies the new amendment detailed below:

Amendment to IAS 32, Financial Instruments: Presentation

The amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized, if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The amendment to IAS 32 has been applied retrospectively.  The application of the amendment had no material impact on the Company's consolidated financial statements.

B.	New standards not yet adopted

1.	IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Group is examining the effects of IFRS 15 on the financial statements.

2.	IFRS 9 (2014), Financial Instruments

A final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement
In accordance with IFRS 9 (2014), there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

2.	IFRS 9 (2014), Financial Instruments (cont'd)

asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).
IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting – general
Under IFRS 9 (2014), additional hedging strategies that are used for risk management will qualify for hedge accounting. IFRS 9 (2014) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2014) introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of IFRS 9 (2014) and sets new principles for accounting for hedging instruments. In addition, IFRS 9 (2014) provides new disclosure requirements.

Impairment of financial assets
IFRS 9 (2014) presents a new ‘expected credit loss’ model for calculating impairment. For most assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date.
If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

The Group has not yet commenced examining the effects of adopting IFRS 9 (2014) on the financial statements.

Note 4 - Operating segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom - the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision - the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding significant accounting policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Six-month period ended June 30, 2014
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	1,841	447	-	2,288
Inter-segment revenues	24	25	(49)	-

EBITDA*	489	165	-	654

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(240)	(44)	(26)	(310)
Taxes on income	(41)	(23)	7	(57)
Financing income				63
Financing expenses				(154)
Other expenses				(1)
Share based payments				(2)

Profit for the period	119	100	(26)	193

	Six-month period ended June 30, 2013
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	1,991	503	-	2,494
Inter-segment revenues	26	27	(53)	-

EBITDA*	522	131	-	653

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(252)	(52)	(38)	(342)
Taxes on income	(38)	(22)	10	(50)
Financing income				83
Financing expenses				(207)
Other income				3
Share based payments				(6)

Profit for the period	102	60	(28)	134

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Three-month period ended June 30, 2014
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	937	221	-	1,158
Inter-segment revenues	12	13	(25)	-

EBITDA*	224	90	-	314

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(121)	(21)	(13)	(155)
Taxes on income	(6)	(11)	4	(13)
Financing income				31
Financing expenses				(95)
Other expenses				(2)
Share based payments				(1)

Profit for the period	31	56	(8)	79

	Three-month period ended June 30, 2013
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	992	244	-	1,236
Inter-segment revenues	11	15	(26)	-

EBITDA*	271	68	-	339

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(126)	(26)	(19)	(171)
Taxes on income	(17)	(12)	5	(24)
Financing income				42
Financing expenses				(120)
Other income				4
Share based payments				(3)
Profit for the period	48	33	(14)	67

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Year ended December 31, 2013
	NIS millions
	(Audited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,944	983	-	4,927
Inter-segment revenues	50	56	(106)	-

EBITDA*	1,066	269	-	1,335

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(504)	(96)	(76)	(676)
Taxes on income	(91)	(45)	19	(117)
Financing income				156
Financing expenses				(402)
Other income				1
Share based payments				(9)

Profit for the year	210	135	(57)	288

* EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for a one-time expense in the amount of approximately NIS 39 million in respect of voluntary retirement plan for employees, which has been recorded in the second quarter of 2014. See also Note 7, regarding Other Expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures

In July 2014, after the end of the reporting period, the Company issued two new Series of debentures:

a.
Series H debentures to the public in Israel in the aggregate principal amount of NIS 106 million in exchange for net consideration of NIS 105 million. The debentures are payable in seven annual installments: three equal payments of 12% of the principal on July 5 of each of the years 2018 through and including 2020, and four equal annual installments of 16% of the principal on July 5 of each of the years 2021 through and including 2024. The debentures bear annual interest of 1.98%. The interest is to be paid in 20 semi-annual installments on January 5 and on July 5, of each calendar year commencing January 5, 2015 through and including July 5, 2024. The debentures (principal amount and interest) are linked to the CPI which was published on June 15, 2014, for May 2014.

b.
Series I debentures to the public in Israel in the aggregate principal amount of NIS 223 million in exchange for net consideration of NIS 221 million. The debentures are payable in eight annual installments: three equal payments of 10% of the principal on July 5 of each of the years 2018 through and including 2020, and five equal annual installments of 14% of the principal on July 5 of each of the years 2021 through and including 2025. The debentures bear annual interest of 4.14%. The interest is to be paid in 22 semi-annual installments on January 5 and on July 5 of each calendar year commencing January 5, 2015 through and including July 5, 2025. The debentures (principal amount and interest) are without any linkage.

The debentures were offered and sold pursuant to a supplemental shelf offering report which was published by the Company in July 2014 and were listed for trading on the Tel Aviv Stock Exchange. The offering was made pursuant to the Company's Israeli shelf prospectus which was published in June 2014.

The Indenture of the new Series of debentures, or the New Indenture, provides for additional undertakings the Company undertook in regard to such new series, in addition to those previously undertaken by the Company in its Series F and G indenture, or the Existing Indenture (as reported in Note 17 to the annual financial statements, regarding Debentures and Loans from Banks), including: (1) in addition to being an event of default in its existing indenture, meeting the financial covenants previously undertaken by the Company (a maximum net leverage ratio (Net Debt to EBITDA ratio) in excess of 5.0:1, or in excess of 4.5:1 for four consecutive quarters) would be a condition for dividend distribution; and (2) meeting such financial covenants would also be a condition for the issuance of additional debentures of each of the two new series.

The New Indenture contains substantially similar events of default to those found in the Existing Indenture, with the exception of certain new events of default that do not appear in the Existing Indenture as well as certain modifications to the events of default that are found in the Existing Indenture, including: (1) breach of the above limitation on dividend distributions; (2) the minimum amount required for triggering a cross default shall not apply to a cross default triggered by another series of debentures; (3) the existence of a real concern that the Company shall not meet its material undertakings towards the debenture holders; (4) the inclusion in the Company's financial statements during a period of two consecutive quarters of a note regarding the existence of significant doubt as to the Company's ability to continue as a going concern; and (5) breach of the Company's undertakings regarding the issuance of additional debentures.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, short-term credit and loans, trade and other payables, including derivatives, long-term loans from banks and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	June 30,				December 31,
	2013		2014		2013
	Book value	Fair value	Book value	Fair value *	Book value	Fair value
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(6,179)	(6,632)	(5,071)	(5,461)	(5,631)	(6,098)

* The fair value as of June 30, 2014, includes principal and interest in a total sum of approximately NIS 714 million, paid in July 2014.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2014
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	518	-	-	518
Long-term receivables	-	49	-	49
Derivatives	-	2	-	2
Total assets	518	51	-	569
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(28)	-	(28)
Total liabilities	-	(28)	-	(28)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	496	-	-	496
Long-term receivables	-	44	-	44
Derivatives	-	4	-	4
Total assets	496	48	-	544
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(28)	-	(28)
Forward foreign currency contracts used for hedging	-	(12)	-	(12)
Total liabilities	-	(40)	-	(40)

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	509	-	-	509
Long-term receivables	-	47	-	47
Derivatives	-	4	-	4
Total assets	509	51	-	560
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(24)	-	(24)
Forward foreign currency contracts used for hedging	-	(6)	-	(6)
Total liabilities	-	(30)	-	(30)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

US$/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the forward price in the contract and the current forward price for the residual period until redemption, using appropriate interest curves used for derivative pricing.

CPI/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the transaction price and the future expected CPI, using appropriate NIS yield curve based on government and short-term bonds.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Other Expenses

In June 2014, the Company offered its employees a voluntary retirement plan, which included a one-time grant to each employee who chose to participate in this plan. The Company has recorded a one-time expense in the amount of approximately NIS 39 million, in the Statements of Income under "Other Expenses", in respect of the grants for the employees who decided to join the said plan.

Note 8 - Income Tax

Further to that mentioned in the annual financial statements in Note 27 regarding Income Tax with respect to Amendment 174 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”), regarding the non-application of Israeli Accounting Standard No. 29 Adoption of International Financial Reporting Standards (IFRS) when determining the taxable income (hereinafter – “the Temporary Order”), on July 31, 2014, Amendment 202 to the Ordinance was issued, by which the Temporary Order was extended to the 2012 and 2013 tax years, effective retroactively as from January 1, 2012.

Note 9 - Commitments

(1)
As reported in Note 29(4) to the annual financial statements, subsequent to the network sharing policy published by the Israeli Ministry of Communications or the MOC, in May 2014, the Company entered a new 4G network sharing agreement with Golan Telecom Ltd. or Golan, after concluding that the previous 4G network sharing agreement with Pelephone Communications Ltd., or Pelephone, and Golan does not meet the policy principles and therefore will not be approved by the MOC. In July 2014, the MOC published a tender for 1800MHz frequencies, for 4G technologies (such as LTE, LTE Advanced). The tender documents include a draft license amendment which sets certain specific requirements for the approval of such network sharing and coverage and quality requirements for the 4G network. The Company is in the process of adjusting and making changes to its network sharing agreements with Golan, in light of said requirements, including to the 4G network sharing agreement with Golan, among others, in order to increase Golan's economic stake in the shared network.

(2)
In April 2014, the Company entered an agreement with Nokia Solutions and Networks Israel Ltd., of Nokia Solutions and Networks group, a worldwide leading network manufacturer, for the supply of its 4G network, which also supports LTE Advanced technology. The operation of the network as well as its LTE Advanced qualities is subject to the regulator's approvals and availability of spectrum. The agreement is a framework agreement and the total commitment amount depends on the amount of sites which will be supplied. As of the financial statements signing date, the aggregate commitments under the agreement amounts to approximately NIS 51 million.

Note 10 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements in respect of all lawsuits against the Group amounts to approximately NIS 62 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Contingent Liabilities (cont'd)

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, ten purported class actions for a total sum of approximately NIS 390 million (one of which was included in Note 30(1) to the annual financial statements), were filed against the Group. At this early stage it is not possible to assess the chances of success for nine of the purported class actions for a total sum of approximately NIS 373 million. In addition, three purported class actions, in which the amount claimed has not been specified, were filed against the Group, and another purported class action was filed against the Group and another defendant together, in which the amount claimed has not been specified (two of which were included in Note 30(1) to the annual financial statements). At this early stage it is not possible to assess the chances of success of two purported class actions. In addition, an appeal was filed challenging the dismissal of a purported class action against the Company for a total amount of at least hundreds of millions of NIS.

After the end of the reporting period, three purported class actions for a total sum of approximately NIS 55 million have been filed against the Group. In addition, a purported class action was filed against the Group and other defendants together for a total sum of approximately NIS 100 million. At this early stage it is not possible to assess their chances of success.

During the reporting period, ten purported class actions for a total sum of approximately NIS 577 million were dismissed (four of which were reported as dismissed in Note 30(1) to the annual financial statements). In addition, two purported class action against the Group, in which the plaintiffs have not specified the amount claimed (one of which was reported as dismissed in Note 30(1) to the annual financial statements), were dismissed.

During the reporting period (and as reported in Note 30(1) to the annual financial statements), the Supreme Court annulled the previously reported District Court judgment from December 2011 against the Company in a class action, and approved a settlement agreement according to which the Company shall repay the sum of approximately NIS 11 million plus interest and CPI linkage differences. An additional 12.5% of the sum will be paid to the plaintiffs and their attorneys. The class action was filed against the Company in March 2008, for an estimated sum of NIS 440 million and alleged that the Company breached the agreements with its subscribers by charging them for a call detail service that was previously provided free of charge, without obtaining their consent. The Company has recorded an appropriate provision in its financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Contingent Liabilities (cont'd)

Environmental claims

Described hereunder are outstanding purported class actions against the Group, in which the amount claimed in each one of them as of June 30, 2014, was above NIS 1 billion (which were included in note 30(2) to the annual financial statements).

In July 2014, after the end of the reporting period, the Court dismissed the motion to certify the class actions dated May 2010 and June 2011 (and heard together) with prejudice except in respect of three issues that were detailed in settlements of similar class action claims made against Pelephone Communications Ltd. and Partner Communications Ltd. and approved by the court, which the Company was willing to adopt as well. These three issues relate to the cellular operators undertaking to provide certain information regarding non-ionizing radiation, sell certain accessories at a discount and conduct certain tests to handsets at certain circumstances.

Other claims

During the reporting period, a claim against the Group and other defendants together was filed with regards to allegations of contributing copyright infringement of the plaintiff's rights, for a total sum of approximately NIS 10 million, in which the amount claimed from the Group has not been quantified.

Note 11 - An event during the reporting period

In June 2014, the Company's Board of Directors resolved that the Company would enter the field of television over the internet services (known as Over the Top TV, or OTT TV). In preparation for the Company's launch of its OTT TV solution, the Company has entered into agreements for the procurement of equipment and content and ancillary services. Entering a new and penetrated market will require substantial investment and additional operating expenses.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	August 11, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel